Nocturne Acquisition Corp.

7244 Carrizo Drive

La Jolla, CA 92037

VIA EDGAR

March 12, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	Nocturne Acquisition Corp.

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 23, 2021

Dear Ms. Mills-Apenteng:

Nocturne Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 1, 2021, regarding Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on February 23, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-1 filed February 23, 2021

Financial Statements, page F-1

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our financial statements in accordance with Rule 8-08 of Regulation S-X.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Henry Monzon

Henry Monzon, Chief Executive Officer
Nocturne Acquisition Corp.

cc: Lijia Sanchez, Esq.